FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga granted US BTD in chronic kidney disease

        2 October 2020 07:00 BST

Farxiga granted Breakthrough Therapy Designation
in US for chronic kidney disease

Designation follows DAPA-CKD Phase III trial results in which Farxiga demonstrated unprecedented reduction in the risk of kidney failure and cardiovascular or renal death in patients with chronic kidney disease

AstraZeneca's Farxiga (dapagliflozin) has been granted Breakthrough Therapy Designation (BTD) in the US for patients with chronic kidney disease (CKD), with and without type-2 diabetes (T2D).

CKD is a serious, progressive condition defined by decreased kidney function and is often associated with an increased risk of heart disease or stroke.1,2,3 In the US, 37 million people are estimated to have CKD.1

The Food and Drug Administration (FDA)'s BTD is designed to accelerate the development and regulatory review of potential new medicines that are intended to treat a serious condition and address a significant unmet medical need. The new medicine needs to have shown encouraging early clinical results that demonstrate substantial improvement on a clinically significant endpoint over available medicines.4

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "There is a serious, unmet need for better and earlier treatment options for patients with chronic kidney disease. Following the ground-breaking DAPA-CKD results, the Breakthrough Therapy Designation is further testament to Farxiga's potential to slow the progression of chronic kidney disease. We look forward to working with the FDA to make Farxiga available to patients as quickly as possible."

The FDA granted BTD based on clinical evidence from the DAPA-CKD trial. The detailed results presented in August demonstrated that Farxiga on top of standard of care reduced the composite measure of worsening of renal function or risk of cardiovascular (CV) or renal death by 39% compared to placebo (absolute risk reduction [ARR] = 5.3%, p<0.0001) in patients with CKD while also significantly reducing death from any cause by 31% (ARR = 2.1%, p=0.0035) compared to placebo.5

In the US, Farxiga is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with T2D and to reduce the risk of hospitalisation for heart failure (hHF) in patients with T2D and established CV disease or multiple CV risk factors. In May, Farxiga was approved in the US to reduce the risk of CV death and hHF in adults with heart failure (HF) (NYHA class II-IV) with reduced ejection fraction (HFrEF) with and without T2D.

Chronic kidney disease
CKD is a serious, progressive condition defined by decreased kidney function (shown by reduced estimated glomerular filtration rate [eGFR] or markers of kidney damage, or both, for at least three months) affecting nearly 700 million people worldwide, many of them still undiagnosed.3,6-8 The most common causes of CKD are diabetes, hypertension and glomerulonephritis. 9 CKD is associated with significant patient morbidity and an increased risk of CV events,3 such as HF and premature death.2 In its most severe form, known as end-stage kidney disease (ESKD), kidney damage and deterioration of kidney function have progressed to the stage where dialysis or kidney transplantation are required.1 The majority of patients with CKD will die from CV causes before reaching ESKD.10

DAPA-CKD
DAPA-CKD is an international, multi-centre, randomised, double-blinded trial in 4,304 patients designed to evaluate the efficacy of Farxiga 10mg, compared with placebo, in patients with CKD Stages 2-4 and elevated urinary albumin excretion, with and without T2D. Farxiga is given once daily in addition to standard of care. The primary composite endpoint is worsening of renal function or risk of death (defined as a composite of an eGFR decline ≥50%, onset of ESKD and death from CV or renal cause). The secondary endpoints included the time to first occurrence of the renal composite (sustained ≥50% eGFR decline, ESKD and renal death), the composite of CV death or hHF, and death from any cause. The trial was conducted in 21 countries and detailed results were announced in August 2020.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily sodium-glucose co-transporter-2 inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction. In the DECLARE CV outcomes trial in adults with T2D, Farxiga reduced the risk of the composite endpoint of hHF or CV death versus placebo, when added to standard of care.

Farxiga is currently being tested for patients with HF in the DELIVER (HF with preserved ejection fraction, HFpEF) and DETERMINE (HFrEF and HFpEF) trials. Farxiga will also be tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI trial - a first of its kind, indication-seeking registry-based randomised controlled trial. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Centers for Disease Control and Prevention. Chronic Kidney Disease in the United States, 2019 [cited 01.05.20]. Available from URL: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
2.   Segall L et al. Heart failure in patients with chronic kidney disease: A systematic integrative review. Biomed Res Int 2014; 2014:937398
3.   Bikbov B et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: A systematic analysis for the Global Burden of Disease Study 2017. The Lancet 2020; 395(10225):709-33.
4.   U.S. Food and Drug Administration. Frequently Asked Questions: Breakthrough Therapies [cited 2020 Sep 28]. Available from: URL: https://www.fda.gov/regulatory-information/food-and-drug-administration-safety-and-innovation-act-fdasia/frequently-asked-questions-breakthrough-therapies
5.   Heerspink H. DAPA-CKD - Dapagliflozin in Patients with Chronic Kidney Disease. presented at: ESC Congress 2020 - The Digital Experience, 2020 August 29 - September 01
6.   Kidney Disease: Improving Global Outcomes (KDIGO) CKD Work Group. KDIGO 2012 clinical practice guideline for the evaluation and management of chronic kidney disease. Kidney International Supplement 2013; (3):1-150.
7.   Hirst JA et al. Prevalence of chronic kidney disease in the community using data from OxRen: A UK population-based cohort study. Br J Gen Pract 2020; 70(693):e285-e293.
8.   National Kidney Foundation. Kidney Disease: The Basics; 2020 [cited 2020 Sep 23]. Available from: URL: https://www.kidney.org/news/newsroom/factsheets/KidneyDiseaseBasics
9.   National Kidney Foundation. Kidney Disease: Causes; 2015 [cited 2020 Sep 23]. Available from: URL: https://www.kidney.org/atoz/content/kidneydiscauses
10.  Briasoulis A, Bakris GL. Chronic Kidney Disease as a Coronary Artery Disease Risk Equivalent. Current Cardiology Reports 2013; 15(3):340

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 October 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary